UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 209th Meeting of the Board of Directos - Replacement of Audit and Control Committee members and Service
Quality and Commercial Assistance Committee members.” dated on February 15, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 209th MEETING

OF THE BOARD OF DIRECTORS

1. DATE, TIME AND PLACE: February 15, 2012, at 11:00 a.m., exceptionally held at Av. Roque Petroni Junior, 1464 – 6º andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors who, by the end, constituted a quorum under the terms of the bylaws. Directors Messrs. José Manuel Fernandez Norniella and Fernando Abril Martorell Hernandez attended the meeting by videoconference, from Madrid, Spain, and Director Mr. Iñaki Urdangarín attended the meeting by videoconference from Washington, USA, everything as permitted in article 19, paragraph 4, of the Bylaws. Present to the meeting were also the Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra, and the Controller Officer, Mrs. Cristiane Barretto Sales.

4. RESOLUTIONS:

4.1) REPORT OF THE APPOINTMENTS, DIRECTORS’ AND OFFICERS’ COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE: The President of the Appointments, Directors’ and Officers’ Compensation and Corporate Governance Committee, Mr. Fernando Almansa, reported the committee’s opinions about issues discussed in the meeting held on February 15, 2012, namely: (i) proposal for annual overall compensation of the company’s directors and officers; and (ii) item 13 of the Reference Form – CVM Instruction 480 – Directors’ and Officers’ Compensation. Further, he reported that Eduardo Navarro de Carvalho submitted his resignation from the office of member of the Audit and Control Committee, for which reason the Appointments Committee recommended the following to the Board of Director: (i) to appoint Fernando Xavier Ferreira as member of the Audit and Control Committee, in substitution for Eduardo Navarro de Carvalho; (ii) to appoint Eduardo Navarro de Carvalho as member and President of the Service Quality and Commercial Assistance Committee, in substitution for Fernando Xavier Ferreira. The Board of Directors approved the proposals submitted above, whereby the Committees of the Board of Directors shall hereinafter be made up of the following members: Audit and Control Committee: Members Luis Javier Bastida Ibarguen (Committee President); Antonio Gonçalves de Oliveira and Fernando Xavier Ferreira. Service Quality and Commercial Assistance Committee: Members Eduardo Navarro de Carvalho (Committee President), Roberto Olvieira de Lima and Luciano Carvalho Ventura. The Appointments, Directors’ and Officers’ Compensation and Corporate Governance Committee shall remain unchanged, with the following members: José Fernando de Almansa Moreno-Barreda (Committee President), Antonio Carlos Valente da Silva, Iñaki Urdangarín and José Manual Fernandez Normiella.

(signatures) Antonio Carlos Valente da Silva – Chairman of the Board; Santiago Fernández Valbuena– Vice-Chairman of the Board; Antonio Gonçalves de Oliveira;

EXTRACT FROM THE MINUTES OF THE 209th MEETING

OF THE BOARD OF DIRECTORS

Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; Iñaki Urdangarín; José Fernando de Almansa Moreno-Barreda; José Manuel Fernandez Norniella; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan (represented by Antonio Carlos Valente da Silva, by proxy); Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. These minutes are also signed by Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 209th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 15, 2012, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Chairman of the Board of Directors
OAB/RS n° 45.479

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 23, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director